UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            Igen International, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449536101
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 16, 1998
-----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------------------------------------

CUSIP No. 449536101                            Page 2 of     6       Pages
                                                         -----------
---------------------------------------------------------------------------

-------- --------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         Four Partners
-----------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|

                                                                   (b)  |_|
-------- --------------------------------------------------------------------

   3     SEC USE ONLY
-----------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC
-----------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
-----------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-----------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                718,000
                   ----------------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ----------------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           718,000
                   ----------------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-
-----------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         718,000
-----------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
-----------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%
-----------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         PN
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------------------------------------------------------
CUSIP NO. 449536101                 13D                   Page 3 of 6 Pages
-----------------------------------------------------------------------------


Item 1.  Security and Issuer.

         This Amendment No. 3 supplements and amends the Schedule 13D (the "Schedule 13D") relating to the Common Stock, $.001 par value per share (the "Common Stock"), of Igen International, Inc. (the "Issuer") filed by Four Partners, a New York general partnership ("FP"), with the Securities and Exchange Commission on December 26, 1995, as amended by Amendment No. 1 filed on January 8, 1997 and by Amendment No. 2 filed on December 9, 1997.

Item 3.  Source and Amount of Funds or Other Consideration.

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $3,825,213.

Item 5.  Interest in Securities of the Issuer.

         FP holds 718,000 shares of Common Stock, representing 4.7% of the outstanding shares of Common Stock.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

-----------------------------------------------------------------------------
CUSIP NO. 449536101                 13D                   Page 4 of 6 Pages
-----------------------------------------------------------------------------


Name of                   Amount and Nature of           % of Class
Beneficial Owner          Beneficial Ownership           Outstanding (1)
----------------          --------------------           ------------
Four Partners               718,000                         4.7%

Andrew H Tisch                    0 (2)                     0
1991 Trust

Daniel R. Tisch
1991 Trust                        0 (2)                     0

James S. Tisch
1991 Trust                        0 (2)                     0

Thomas J. Tisch
1991 Trust                        0 (2)                     0

Andrew H. Tisch                   0 (2)                     0
Daniel R. Tisch                   0 (2)                     0
James S. Tisch                    0 (2)                     0
Thomas J. Tisch                   0 (2)                     0
                          ----------------                  -
Total                       718,000                         4.7%

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 718,000 shares of Common Stock owned by it; and

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 718,000 shares of Common Stock owned by FP.

--------------
 (1)   The Issuer's 10-Q for the fiscal quarter ended
       September 30, 1997 indicated that 15,148,752 shares of Common Stock were issued and outstanding.

 (2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

-----------------------------------------------------------------------------
CUSIP NO. 449536101                 13D                   Page 5 of 6 Pages
-----------------------------------------------------------------------------


         (c) The following transactions were effected by FP since the filing of FP's Amendment No. 2 to the Schedule 13D. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock since the filing of FP's Amendment No. 2 to the Schedule 13D.


Transaction       Date     Security      No.      Price/Share          Market
-----------       ----     --------      ---      -----------          ------
   Sale         12/09/97    Common     15,000       $13.6250           NASDAQ
   Sale         12/16/97    Common     50,000       $12.3156           NASDAQ
   Sale         01/07/98    Common      6,000       $13.8333           NASDAQ
   Sale         01/09/98    Common     10,000       $13.7500           NASDAQ
   Sale         01/09/98    Common      2,000       $13.7500           NASDAQ
   Sale         01/13/98    Common      7,500       $13.7500           NASDAQ
   Sale         01/13/98    Common     10,000       $13.7500           NASDAQ
   Sale         01/14/98    Common     20,000       $13.6875           NASDAQ
   Sale         01/16/98    Common     50,000       $16.0000           NASDAQ
   Sale         01/20/98    Common     59,000       $16.5318           NASDAQ
   Sale         01/21/98    Common      5,000       $17.5625           NASDAQ
   Sale         01/21/98    Common     10,000       $17.6250           NASDAQ
   Sale         01/22/98    Common     25,000       $17.5000           NASDAQ

-----------------------------------------------------------------------------
CUSIP NO. 449536101                 13D                   Page 6 of 6 Pages
-----------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


January 23, 1998

                                            FOUR PARTNERS


                                            By  /s/Thomas J. Tisch
                                                     Thomas J. Tisch
                                                 Manager of Four Partners